Exhibit 21.1

SUBSIDIARIES OF PINNACLE FOODS GROUP INC.

Name	Jurisdiction of Incorporation
Pinnacle Foods Canada Corporation	Ontario, Canada
Pinnacle Foods Corporation	Delaware
Pinnacle Foods Management Corporation	Connecticut